ROETZEL & ANDRESS, LPA
350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 Fort Lauderdale, FL 33301 DIRECT DIAL 954.759.2760 PHONE 954.462.4150 FAX 954.462.4260 cgage@ralaw.com WWW.RALAW.COM

August 15, 2013

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: Sandra B. Hunter Attorney-Advisor

Re:	General Employment Enterprises, Inc. Preliminary Proxy statement on Schedule 14A Filed August 7, 2013 File No. 001-05707

Dear Ms. Hunter:

The purpose of this letter is to provide the response of General Employment Enterprises, Inc. (the “Company,” “we,” “our,” or “us”) to your August 13, 2013 Comment Letter (the “Comment Letter”) to Andrew J. Norstrud, Chief Financial Officer of the Company.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

General

COMMENT 1.	We note that proposal 4 is seeking shareholder approval to amend the Articles of Incorporation to increase the authorized shares, revise the voting thresholds, and to make additional changes. Please revise your proxy statement to unbundle this proposal into three separate proposals. Please refer to rule 14a-4(a)(3) of Regulation 14A.

Response:	We have revised our proxy statement by unbundling former proposal 4 into new proposal 4, proposal 5, and proposal 6.

COMMENT 2.	We note your disclosure that two-thirds of voting shares must approve proposal 4. Please confirm to us that a two-thirds vote is all that is required under the IBCA and your current charter to change the four-fifths voting requirement to a simple majority requirement as discussed in the preceding paragraph.

Response:	As noted in our Response to Comment 1 above, we have revised our proxy statement to move the proposal regarding revising our voting thresholds from former proposal 4 to new proposal 5. We have further revised our proxy statement by eliminating from new proposal 5 any change from four-fifths voting requirements to a simple majority requirement.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Sandra B. Hunter, Attorney-Advisor
August 15, 2013

As revised, proposal 5 only changes certain two-thirds voting requirements to a simple majority requirement.  We hereby confirm that a two-thirds vote is all that is required under the IBCA and our current charter to change the two-thirds voting requirements to a simple majority requirement.

COMMENT 3.	We note you are increasing the amount of authorized shares. Please revise your proxy statement to include the information required by Item 11(d) of Schedule 14A or tell us why it is not applicable. If you determine that the disclosure requirements of Item 11(d) are not applicable, please tell us the basis for such determination.

Response:	We have revised our proxy statement to include the information required by Item 11(d) of Schedule 14A in new proposal 4.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Clint J. Gage

CJG/vsb

cc:            Andrew J. Norstrud, CFO, General Employment Enterprises, Inc.

GENERAL EMPLOYMENT ENTERPRISES, INC.
One Tower Lane, Suite 2200
Oakbrook Terrace, Illinois 60181

August 15, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:              Sandra B. Hunter
Attorney-Advisor

Re:	General Employment Enterprises, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 7, 2013 File No. 001-05707

Dear Ms. Hunter:

Please be advised, in connection with the response of General Employment Enterprises, Inc. (the “Company”) to your August 13, 2013 Comment Letter (the “Comment Letter”) to the undersigned, Chief Financial Officer of the Company, the Company hereby acknowledges:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Andrew J. Norstrud
Chief Financial Officer